Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the prospectus of Magallanes, Inc., which is referred to and made a part of this Registration Statement, and to the incorporation by reference therein of our report dated February 25, 2021 (except as to Notes 4 and 5, which are as of June 21, 2021), with respect to the consolidated financial statements of AT&T Inc. included in AT&T Inc.’s Current Report on Form 8-K dated June 21, 2021, and our report dated February 25, 2021, with respect to the effectiveness of internal control over financial reporting of AT&T Inc. included in AT&T Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2020, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

November 18, 2021